Exhibit 99.2

CELLECT BIOTECHNOLOGY LTD.

PROXY

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned shareholder of Cellect Biotechnology Ltd. (the “Company”) hereby appoints, Dr. Shai Yarkoni, Chief Executive Officer, and Eyal Leibovitz, Chief Financial Officer, or any of them, agents and proxies of the undersigned, with full power of substitution to each of them, to represent and to vote on behalf of the undersigned all the Ordinary Shares of the Company which the undersigned is entitled to vote at the Extraordinary General Meeting of Shareholders (the “Meeting”) to be held at the offices of the Company's attorney – Doron, Tikotzky, Kantor, Gutman, & Gross., B.S.R. 4 Tower, 33 Floor, 7 Metsada Street, Bnei Brak, on December 13, 2017 at 11:00 A.M. Israel time and at any adjournments or postponements thereof, upon the following matters, which are more fully described in the Notice of Extraordinary General Meeting of Shareholders and Proxy Statement relating to the said Meeting.

The undersigned acknowledges receipt of the Notice of the Extraordinary General Meeting of Shareholders and Proxy Statement of the Company relating to the Meeting.

This Proxy, when properly executed, will be voted in the manner directed herein by the undersigned. If no direction is made with respect to any matter, this Proxy will be voted FOR such matter. Any and all proxies heretofore given by the undersigned are hereby revoked.

(Continued and to be signed on the reverse side)

1

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS OF

CELLECT BIOTECHNOLOGY LTD.

December 13, 2017

PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

1.	To elect David Braun to serve as directors until the next annual general meeting of the Company.

☐	FOR	☐	AGAINST	☐	ABSTAIN

2.	To elect Ruhama Avraham Balila as an external director for a three-year term ending December 12, 2020

☐	FOR	☐	AGAINST	☐	ABSTAIN

2A.	Please mark YES if you are a controlling shareholder or have a personal interest in the said resolution, as such terms are defined in the Proxy Statement of the Company. Please mark NO if you are not. IF YOU DO NOT MARK ONE OF THE BOXES YOUR VOTE SHALL NOT BE COUNTED.

☐	YES	☐	NO

3.	To approve grant of options to Yuval Berman, an external director of the Company.

☐	FOR	☐	AGAINST	☐	ABSTAIN

3A.	Please mark YES if you are a controlling shareholder or have a personal interest in the said resolution, as such terms are defined in the Proxy Statement of the Company. Please mark NO if you are not. IF YOU DO NOT MARK ONE OF THE BOXES YOUR VOTE SHALL NOT BE COUNTED.

☐	YES	☐	NO

In their discretion, the proxies are authorized to vote upon such other matters as may properly come before the Meeting or any adjournment or postponement thereof.

_____________, 2017
NAME	SIGNATURE	DATE

_____________, 2017
NAME	SIGNATURE	DATE

Please sign exactly as your name appears on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, trustee or guardian, please give full title as such. If the signed is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.